Exhibit 99.1

Manchester United plc

Interim report (unaudited) for the three and six months

ended 31 December 2020

Contents

Management’s discussion and analysis of financial condition and results of operations	2
Interim consolidated statement of profit or loss for the three and six months ended 31 December 2020 and 2019	13
Interim consolidated statement of comprehensive income for the three and six months ended 31 December 2020 and 2019	14
Interim consolidated balance sheet as of 31 December 2020, 30 June 2020 and 31 December 2019	15
Interim consolidated statement of changes in equity for the six months ended 31 December 2020, the six months ended 30 June 2020 and the six months ended 31 December 2019	17
Interim consolidated statement of cash flows for the three and six months ended 31 December 2020 and 2019	18
Notes to the interim consolidated financial statements	19

Manchester United plc

Management’s discussion and analysis of financial condition and results of operations

GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

The following Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report. This report contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to Manchester United plc’s (“the Company”) operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning certain expectations and uncertainties related to the COVID-19 pandemic and the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this interim report are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 20-F for the year ended 30 June 2020, as filed with the Securities and Exchange Commission on 23 October 2020 (File No. 001-35627).

GENERAL

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 143-year heritage we have won 66 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 1.1 billion fans and followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and Matchday. We attract leading global companies such as adidas, Aon, General Motors (Chevrolet) and Kohler that want access and exposure to our community of followers and association with our brand.

COVID-19 PANDEMIC

The COVID-19 pandemic and measures to prevent further spread continues to disrupt our businesses. The Old Trafford Stadium, Museum and Stadium Tour operations remain closed to visitors. The Old Trafford based Megastore was also partially closed during the three months ended 31 December 2020 and remains closed as of the date of this report.

The postponement of the 2019/20 domestic competitions resulted in three Premier League home matches, three Premier League away matches and an FA Cup semi-final away match being played during fiscal year 2021. All remaining 2019/20 UEFA Europa League matches, which included one home match and a single-leg quarter-final and semi-final, were also played during fiscal year 2021. All matches were played behind closed doors.

As a direct result, the 2020/21 Premier League season start was delayed until mid-September 2020 with eight home and seven away current season Premier League matches being played in the first half of fiscal 2021 compared to ten home and ten away Premier League matches being played in the first half of fiscal 2020. All matches continue to be played behind closed doors.

Furthermore, the first team’s pre-season tour was cancelled this summer due to travel restrictions.

RESULTS OF OPERATIONS

Three months ended 31 December 2020 as compared to the three months ended 31 December 2019

	Three months ended 31 December (in £ millions)		% Change
	2020	2019	2020 over 2019
Revenue	172.8	168.4	2.6%
Commercial revenue	62.6	70.6	(11.3)%
Broadcasting revenue	108.7	64.7	68.0%
Matchday revenue	1.5	33.1	(95.5)%
Total operating expenses	(138.6)	(131.2)	5.6%
Employee benefit expenses	(81.7)	(70.9)	15.2%
Other operating expenses	(20.8)	(25.4)	(18.1)%
Depreciation	(3.6)	(3.7)	(2.7)%
Amortization	(32.5)	(31.2)	4.2%
Profit/(loss) on disposal of intangible assets	14.3	(0.7)	-
Net finance income	19.7	15.3	28.8%
Income tax expense	(4.3)	(16.8)	(74.4)%

Revenue

Total revenue for the three months ended 31 December 2020 was £172.8 million, an increase of £4.4 million, or 2.6%, over the three months ended 31 December 2019, as a result of an increase in revenue broadcasting sector, partially offset by a decrease in revenue in our commercial and Matchday sectors, as described below.

Commercial revenue

Commercial revenue for the three months ended 31 December 2020 was £62.6 million, a decrease of £8.0 million, or 11.3%, over the three months ended 31 December 2019.

•	Sponsorship revenue for the three months ended 31 December 2020 was £37.8 million, a decrease of £7.3 million, or 16.2%, over the three months ended 31 December 2019, primarily due to a one-off sponsorship credit in the prior quarter, combined with the impact of the shirt sponsorship extension; and

•	Retail, Merchandising, Apparel & Product Licensing revenue for the three months ended 31 December 2020 was £24.8 million, a decrease of £0.7 million, or 2.7%, over the three months ended 31 December 2019.

Broadcasting revenue

Broadcasting revenue for the three months ended 31 December 2020 was £108.7 million, an increase of £44.0 million, or 68.0%, over the three months ended 31 December 2019, due to participation in the UEFA Champions League.

Matchday revenue

Matchday revenue for the three months ended 31 December 2020 was £1.5 million, a decrease of £31.6 million, or 95.5%, over the three months ended 31 December 2019, due to all matches being played behind closed doors. Nine home games were played in the prior year quarter with fans in attendance.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, and amortization) for the three months ended 31 December 2020 were £138.6 million, an increase of £7.4 million, or 5.6%, over the three months ended 31 December 2019.

Employee benefit expenses

Employee benefit expenses for the three months ended 31 December 2020 were £81.7 million, an increase of £10.8 million, or 15.2%, over the three months ended 31 December 2019. This is due to contracted increases in player salaries due to participation in the UEFA Champions League and continued investment in the first team playing squad.

Other operating expenses

Other operating expenses for the three months ended 31 December 2020 were £20.8 million, a decrease of £4.6 million, or 18.1%, over the three months ended 31 December 2019, primarily due to reduced business activity as a result of COVID-19. This includes the impact of all matches being played behind closed doors.

Depreciation

Depreciation for the three months ended 31 December 2020 was £3.6 million, a decrease of £0.1 million, or 2.7%, over the three months ended 31 December 2019.

Amortization

Amortization, primarily of players’ registrations, for the three months ended 31 December 2020 was £32.5 million, an increase of £1.3 million, or 4.2%, over the three months ended 31 December 2019. The unamortized balance of registrations as of 31 December 2020 was £350.4 million.

Profit/(loss) on disposal of intangible assets

Profit on disposal of intangible assets for the three months ended 31 December 2020 was £14.3 million, compared to a loss of £0.7 million for the three months ended 31 December 2019. This is due to the close of the summer transfer window during the current year quarter.

Net finance income

Net finance income for the three months ended 31 December 2020 was £19.7 million, compared to net finance income of £15.3 million for the three months ended 31 December 2019. In both the current and prior year quarter, the movement was driven by foreign exchange gains on unhedged USD borrowings. Underlying net finance costs are consistent with the prior year quarter.

Income tax

The income tax expense for the three months ended 31 December 2020 was £4.3 million, compared to £16.8 million for the three months ended 31 December 2019.

Six months ended 31 December 2020 as compared to the six months ended 31 December 2019

	Six months ended 31 December (in £ millions)		% Change
	2020	2019	2020 over 2019
Revenue	281.8	303.8	(7.2)%
Commercial revenue	122.3	151.0	(19.0)%
Broadcasting revenue	156.3	97.6	60.1%
Matchday revenue	3.2	55.2	(94.2)%
Total operating expenses	(262.1)	(267.6)	(2.1)%
Employee benefit expenses	(153.6)	(141.1)	8.9%
Other operating expenses	(37.1)	(55.8)	(33.5)%
Depreciation	(7.4)	(7.3)	1.4%
Amortization	(64.0)	(63.4)	0.9%
Profit on disposal of intangible assets	1.7	11.3	(85.0)%
Net finance income	19.7	6.8	189.7%
Income tax expense	(7.5)	(18.2)	(58.8)%

Revenue

Total revenue for the six months ended 31 December 2020 was £281.8 million, a decrease of £22.0 million, or 7.2%, over the six months ended 31 December 2019, as a result of a decrease in revenue in our commercial and Matchday sectors, partially offset be an increase in revenue in our broadcasting sector, as described below.

Commercial revenue

Commercial revenue for the six months ended 31 December 2020 was £122.3 million, a decrease of £28.7 million, or 19.0%, over the six months ended 31 December 2019.

•	Sponsorship revenue for the six months ended 31 December 2020 was £74.3 million, a decrease of £24.5 million, or 24.8%, over the six months ended 31 December 2019, primarily due to no 2020/21 pre-season tour taking place as a result of COVID-19, combined with a one-off sponsorship credit in the prior year and the impact of the shirt sponsorship extension; and

•	Retail, Merchandising, Apparel & Product Licensing revenue for the six months ended 31 December 2020 was £48.0 million, a decrease of £4.2 million, or 8.0%, over the six months ended 31 December 2019, primarily due to closure of the Megastore from 5 November 2020 to 2 December 2020 in line with government imposed restrictions and significantly reduced Megastore footfall given matches continue to be played behind closed doors.

Broadcasting revenue

Broadcasting revenue for the six months ended 31 December 2020 was £156.3 million, an increase of £58.7 million, or 60.1%, over the six months ended 31 December 2019, primarily due to participation in the UEFA Champions League, plus the impact of playing five more away games across all competitions, due to completion of the 2019/20 domestic and UEFA competitions during the current year.

Matchday revenue

Matchday revenue for the six months ended 31 December 2020 was £3.2 million, a decrease of £52.0 million, or 94.2%, over the six months ended 31 December 2019, due to all matches being played behind closed doors. Fifteen home games were played in the prior year period with fans in attendance.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, and amortization) for the six months ended 31 December 2020 were £262.1 million, a decrease of £5.5 million, or 2.1%, over the six months ended 31 December 2019.

Employee benefit expenses

Employee benefit expenses for the six months ended 31 December 2020 were £153.6 million, an increase of £12.5 million, or 8.9%, over the six months ended 31 December 2019. This is primarily due to contracted increases in player salaries as a result of participation in the UEFA Champions League.

Other operating expenses

Other operating expenses for the six months ended 31 December 2020 were £37.1 million, a decrease of £18.7 million, or 33.5%, over the six months ended 31 December 2019, primarily due to reduced business activity as a result of COVID-19. This includes the impact of no 2020/21 pre-season tour, all matches being played behind closed doors, travel savings and reduced costs related to the fall in activity at the Old Trafford Megastore.

Depreciation

Depreciation for the six months ended 31 December 2020 was £7.4 million, an increase of £0.1 million, or 1.4%, over the six months ended 31 December 2019.

Amortization

Amortization, primarily of players’ registrations, for the six months ended 31 December 2020 was £64.0 million, an increase of £0.6 million, or 0.9%, over the six months ended 31 December 2019. The unamortized balance of registrations as of 31 December 2020 was £350.4 million.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the six months ended 31 December 2020 was £1.7 million, compared to a profit of £11.3 million for the six months ended 31 December 2019.

Net finance income

Net finance income for the six months ended 31 December 2020 was £19.7 million, compared to net finance income of £6.8 million for the six months ended 31 December 2019. This is primarily due to an increased favourable swing in unrealized foreign exchange movements. Underlying net finance costs are consistent with the prior year quarter.

Income tax

The income tax expense for the six months ended 31 December 2020 was £7.5 million, compared to £18.2 million for the six months ended 31 December 2019.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditure for the improvement of facilities at Old Trafford and the Aon Training Complex, payment of interest on our borrowings, employee benefit expenses, other operating expenses and dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players’ registrations. Our existing borrowings primarily consist of our secured term loan facility, our senior secured notes and outstanding drawdowns under our revolving facilities. We manage our cash flow interest rate risk where appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating to fixed rates. We have US dollar borrowings that we use to hedge our US dollar commercial revenue exposure. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise.

The ongoing COVID-19 crisis has had a significant impact on cash flows. We expect that the wider impact of COVID-19 on revenue streams and cash flows will vary, but will generally depend on the extent and success of UK and international governmental measures to manage the spread of the disease, the length of time that such measures remain in place, their impact on future consumer behavior and our ability to play football matches. Given the ongoing uncertainty, we have taken several steps to preserve capital and increase liquidity, including closely monitoring the Company’s operating cost base and levels of uncommitted capital expenditures. We believe we are well placed with a strong balance sheet, including cash resources as at 31 December 2020 of £80.6 million. All funds are held as cash and cash equivalents and therefore available on demand. As at 31 December 2020, we also had access to undrawn revolving facilities of £140 million. However, we cannot assure you that our cash generated from operations, cash and cash equivalents or cash available under our revolving facilities will be sufficient to meet our long-term future needs, particularly in light of the ongoing nature of the COVID-19 pandemic and its continuing impact on the global economy and our business. We cannot assure you that we could obtain additional financing on favorable terms or at all, including as a result of changes or volatility in the credit or capital markets, which affect our ability to borrow money or raise capital, including as a result of the impact of the COVID-19 pandemic.

A semi-annual cash dividend on our Class A ordinary shares and Class B ordinary shares of $0.09 per share was paid from our operating cash flows on 7 January 2021 to shareholders of record on 30 November 2020. The stock began to trade ex-dividend on 27 November 2020. The declaration and payment of any further future dividends will be at the sole discretion of our board of directors or a committee thereof, and our expectations and policies regarding dividends are subject to change as our business needs, capital requirements or market conditions change.

Our business ordinarily generates a significant amount of cash from our Matchday revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we ordinarily generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. As a result of COVID-19, seasonal facility sales are currently on hold due to the uncertainties around fans returning to the stadium, and as such the cash position as at 31 December 2020 has been impacted. Our Broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. As a result of delays to the 2019/20 competitions, monies that would have ordinarily been received at the end of the previous financial year were deferred to the start of the current financial year upon completion of all competitions. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the statement of profit or loss over the course of the fiscal year. As a result of COVID-19, the timing of commercial cash receipts has been impacted. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it is necessary to access additional operating cash, we also have access to cash through our revolving facilities. As of 31 December 2020, we had £60 million outstanding loans under our revolving facilities.

We also maintain a mixture of long-term debt and capacity under our revolving facilities in order to ensure that we have sufficient funds available for short-term working capital requirements and for investment in the playing squad and other capital projects.

Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year.

In addition, transfer windows for acquiring and disposing of registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving facility during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to draw on our revolving facility to meet our cash needs.

Acquisition and disposal of registrations also affects our trade receivables and payables, which affects our overall working capital. Our trade receivables include transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs in relation to the acquisition of registrations.

Cash Flow

The following table summarizes our cash flows for the six months ended 31 December 2020 and 2019:

	Six months ended 31 December (in £ millions)
	2020	2019
Cash flow from operating activities
Cash generated from/(used in) operations	74.5	(18.4)
Net interest paid	(10.2)	(9.5)
Tax paid	(3.0)	(1.7)
Net cash inflow/(outflow) from operating activities	61.3	(29.6)
Cash flow from investing activities
Payments for property, plant and equipment	(3.2)	(13.0)
Payments for intangible assets	(108.8)	(187.3)
Proceeds from sale of intangible assets	22.2	22.0
Payments for derivative financial assets	(0.9)	-
Net cash outflow from investing activities	(90.7)	(178.3)
Cash flow from financing activities
Proceeds from borrowings	60.0	-
Principal elements of lease payments	(0.8)	(0.8)
Net cash inflow/(outflow) from financing activities	59.2	(0.8)
Net increase/(decrease) in cash and cash equivalents(1)	29.8	(208.7)

(1) Excludes the effect of exchange rate changes on cash and cash equivalents.

Net cash inflow/(outflow) from operating activities

Cash generated from/(used in) operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other Matchday revenues, broadcasting revenue from the Premier League and UEFA and sponsorship and other commercial revenue. Cash generated from operations for the six months ended 31 December 2020 was £74.5 million, an increase of £92.9 million from cash used in operations of £18.4 million for the six months ended 31 December 2019. This is primarily due to timing of cash receipts on commercial contractual arrangements and the deferral of 2019/20 Broadcasting monies into the current period upon completion of all competitions plus the impact of lower negative working capital movements related to Matchday revenue due to matches being played behind closed doors.

Additional changes in net cash inflow/(outflow) from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility. We use interest rate swaps to manage the cash flow interest rate risk. Such swaps have the economic effect of converting a portion of interest from variable rates to a fixed rate. Draw-downs from our revolving facilities are also subject to variable rates of interest. Net cash inflow from operating activities for the six months ended 31 December 2020 was £61.3 million, an increase of £90.9 million from net cash outflow of £29.6 million for the six months ended 31 December 2019.

Net cash outflow from investing activities

Capital expenditure for the acquisition of intangible assets as well as for improvements to property, principally at Old Trafford and the Aon Training Complex, are funded through cash flow generated from operations, proceeds from the sale of intangible assets and, if necessary, from our revolving facilities. Capital expenditure on the acquisition, disposal and trading of intangible assets tends to vary significantly from year to year depending on the requirements of our first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and invest in the expansion of our training facility, the Aon Training Complex.

Net cash outflow from investing activities for the six months ended 31 December 2020 was £90.7 million, a decrease of £87.6 million from £178.3 million for the six months ended 31 December 2019.

For the six months ended 31 December 2020, net capital expenditure on property, plant and equipment was £3.2 million, a decrease of £9.8 million from £13.0 million for the six months ended 31 December 2019.

For the six months ended 31 December 2020, net capital expenditure on intangible assets was £86.6 million, a decrease of £78.7 million from £165.3 million for the six months ended 31 December 2019.

For the six months ended 31 December 2020, net capital expenditure on derivative financial assets was £0.9 million, compared to £nil for the six months ended 31 December 2019.

Net cash inflow/(outflow) from financing activities

Net cash inflow from financing activities for the six months ended 31 December 2020 was £59.2 million, compared to net cash outflow of £0.8 million for the six months ended 31 December 2019. This is due to a £60.0 million drawdown on the revolving credit facilities in the current year.

Indebtedness

Our primary sources of indebtedness consist of our senior secured notes, our secured term loan facility and our revolving facilities. As part of the security for our senior secured notes, our secured term loan facility and our revolving facilities, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Senior secured notes

Our wholly-owned subsidiary, Manchester United Football Club Limited, issued $425 million in aggregate principal amount of 3.79% senior secured notes. As of 31 December 2020 the sterling equivalent of £308.4 million (net of unamortized issue costs of £2.9 million) was outstanding. The outstanding principal amount was $425.0 million. The senior secured notes mature on 25 June 2027.

The senior secured notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly owned subsidiaries of Manchester United plc.

The note purchase agreement governing the senior secured notes contains a financial maintenance covenant requiring us to maintain consolidated profit for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the senior secured notes if we fail to qualify for the first round group stages (or its equivalent from time to time) of the UEFA Champions League. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing. The covenant is tested on a quarterly basis and we were in compliance as at 31 December 2020.(1)

The note purchase agreement governing the senior secured notes contains events of default typical for securities of this type, as well as customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited’s subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited’s assets. The covenants in the note purchase agreement governing the senior secured notes are subject to certain thresholds and exceptions described in the note purchase agreement governing the senior secured notes.

The senior secured notes may be redeemed in part, in an amount not less than 5% of the aggregate principal amount of the senior secured notes then outstanding, or in full, at any time at 100% of the principal amount plus a “make-whole” premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the senior secured notes up to 25 June 2027.

Secured term loan facility

Our wholly-owned subsidiary, Manchester United Football Club Limited, has a secured term loan facility with Bank of America Merrill Lynch International Designated Activity Company as lender. As of 31 December 2020 the sterling equivalent of £162.6 million (net of unamortized issue costs of £2.1 million) was outstanding. The outstanding principal amount was $225.0 million. The remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

Loans under the secured term loan facility bear interest at a rate per annum equal to US dollar LIBOR (provided that if the rate is less than zero, LIBOR shall be deemed to be zero) plus the applicable margin. The applicable margin, if no event of default has occurred and is continuing, means the following:

Total net leverage ratio (as defined in the secured term loan facility agreement)	Margin % (per annum)
Greater than 3.5	1.75
Greater than 2.0 but less than or equal to 3.5	1.50
Less than or equal to 2.0	1.25

While any event of default is continuing, the applicable margin shall be the highest level set forth above.

Our secured term loan facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly owned subsidiaries of Manchester United plc.

The secured term loan facility contains a financial maintenance covenant requiring us to maintain consolidated profit for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the secured term loan facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the UEFA Champions League. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing. The covenant is tested on a quarterly basis and we were in compliance as at 31 December 2020.(1)

Revolving facilities

Our existing revolving facilities agreement allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £150 million from a syndicate of lenders with Bank of America Merrill Lynch International Designated Activity Company as agent and security trustee. As of 31 December 2020, we had £45 million in outstanding borrowings and £105 million in borrowing capacity under our revolving facilities agreement.

Our revolving facility (the “existing revolving facility”) is scheduled to expire on 4 April 2025. Any amount still outstanding at that time will be due in full immediately on the applicable expiry date.

Our new revolving facility agreement, dated 14 October 2020, allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £50 million from Santander UK plc as original lender and agent, with Bank of America Merrill Lynch International Designated Activity Company as security trustee. The general covenants under the new revolving facility agreement are consistent with the existing revolving facilities agreement. As of 31 December 2020, we had £15 million in outstanding borrowings and £35 million in borrowing capacity under our revolving facility agreement.(1)

The new revolving facility agreement has a maturity date of 4 July 2025.

Our revolving facilities are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly owned subsidiaries of Manchester United plc.

(1) On 4 March 2021, the Group proactively negotiated amendments with lenders of the Note Purchase Agreement, Secured term loan and Revolving facilities. The amendment agreements cover the period 31 March 2021 to 30 September 2022 inclusive and protect the Group from further, material COVID-19 related disruption events.

The amendments provide the Group with the flexibility to reduce the financial maintenance covenant (EBITDA of not less than £65 million in a 12-month testing period) to £25 million, in the event of a subsequent curtailment of football competitions and/or a prolonged inability to operate the stadium at full fan capacity.

The Group retains the ability to revoke the amendments prior to 30 September 2022.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not currently have any research and development policies in place.

OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. We estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. The maximum additional amount that could be payable as of 31 December 2020 is £86.0 million.

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of 31 December 2020, we believe receipt of £1.3 million to be probable.

Other commitments

In the ordinary course of business, we enter into capital commitments. These transactions are recognized in the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are more fully disclosed therein.

As of 31 December 2020, we had not entered into any other off-balance sheet transactions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following table summarizes our contractual obligations as of 31 December 2020:

	Less than 1 year	1-3 years	3-5 years	More than five years	Total contractual cash flows(1)	Total per consolidated financial statements
	£’000	£’000	£’000	£’000	£’000	£’000
Debt obligations(2)	77,510	33,609	30,073	503,541	644,733	536,140
Lease obligations(3)	736	963	347	3,672	5,718	3,823
Purchase obligations(4)	159,373	72,332	4,173	-	235,878	209,147
Total	237,619	106,904	34,593	507,213	886,329	749,110

(1)	Total contractual cash flows reflect contractual non-derivative financial obligations including interest, lease payments on short-term and low value leases, purchase order commitments and capital commitments and therefore differs from the carrying amounts in our consolidated financial statements.
(2)	As of 31 December 2020, we had $425.0 million of our senior secured notes outstanding, $225.0 million of our secured term loan facility outstanding and £60.0 million outstanding loans under our revolving credit facilities.
(3)	We enter into leases in the normal course of business. The future lease obligations would change if we were to enter into additional new leases.
(4)	Purchase obligations include current and non-current obligations related to the acquisition of registrations, purchase order commitments and capital commitments. Purchase obligations do not include contingent transfer fees of £86.0 million which are potentially payable by us if certain specific performance conditions are met.

Except as disclosed above and in note 29.1 to the unaudited interim consolidated financial statements as of and for the three and six months ended 31 December 2020 included elsewhere in this interim report, as of 31 December 2020, we did not have any material contingent liabilities or guarantees.

Manchester United plc

Interim consolidated statement of profit or loss - unaudited

		Three months ended 31 December		Six months ended 31 December
	Note	2020 £’000	2019 £’000	2020 £’000	2019 £’000
Revenue from contracts with customers	6	172,850	168,455	281,822	303,826
Operating expenses	7	(138,659)	(131,253)	(262,132)	(267,674)
Profit/(loss) on disposal of intangible assets	8	14,278	(715)	1,683	11,302
Operating profit		48,469	36,487	21,373	47,454
Finance costs		(5,722)	(5,386)	(25,296)	(11,912)
Finance income		25,424	20,644	45,019	18,732
Net finance income	9	19,702	15,258	19,723	6,820
Profit before income tax		68,171	51,745	41,096	54,274
Income tax expense	10	(4,343)	(16,738)	(7,538)	(18,139)
Profit for the period		63,828	35,007	33,558	36,135

Earnings per share during the period:
Basic earnings per share (pence)	11	39.17	21.27	20.60	21.96
Diluted earnings per share (pence)	11	39.07	21.25	20.54	21.94

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of comprehensive income - unaudited

	Three months ended 31 December		Six months ended 31 December
	2020 £’000	2019 £’000	2020 £’000	2019 £’000
Profit for the period	63,828	35,007	33,558	36,135
Other comprehensive income:
Items that may be reclassified to profit or loss
Movement on hedges	2,075	14,162	19,246	9,904
Income tax (expense)/credit relating to movements on hedges	(167)	947	(210)	(607)
Other comprehensive income for the period, net of income tax	1,908	15,109	19,036	9,297
Total comprehensive income for the period	65,736	50,116	52,594	45,432

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet - unaudited

		As of
	Note	31 December 2020 £’000	30 June 2020 £’000	31 December 2019 £’000
ASSETS
Non-current assets
Property, plant and equipment	13	251,183	254,439	253,523
Right-of-use assets	14	3,930	4,559	5,168
Investment property	15	20,692	20,827	24,792
Intangible assets	16	777,473	775,170	758,476
Deferred tax asset	17	61,786	58,362	53,862
Trade receivables	19	34,333	43,694	40,586
Derivative financial instruments	20	536	1,609	-
		1,149,933	1,158,660	1,136,407
Current assets
Inventories	18	2,792	2,186	2,535
Prepayments		16,183	6,503	13,211
Contract assets – accrued revenue	6.2	65,795	45,966	78,098
Trade receivables	19	62,907	115,985	26,313
Other receivables		371	239	614
Income tax receivable		1,223	1,214	618
Derivative financial instruments	20	1,776	1,174	-
Cash and cash equivalents	21	80,620	51,539	100,856
		231,667	224,806	222,245
Total assets		1,381,600	1,383,466	1,358,652

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet - unaudited (continued)

		As of
	Note	31 December 2020 £’000	30 June 2020 £’000	31 December 2019 £’000
EQUITY AND LIABILITIES
Equity
Share capital	22	53	53	53
Share premium		68,822	68,822	68,822
Treasury shares	23	(21,305)	(21,305)	-
Merger reserve		249,030	249,030	249,030
Hedging reserve		(13,529)	(32,565)	(26,247)
Retained earnings		122,508	87,197	169,341
Total equity		405,579	351,232	460,999
Non-current liabilities
Deferred tax liabilities	17	30,851	31,337	37,766
Contract liabilities - deferred revenue	6.2	13,772	18,759	23,605
Trade and other payables	24	60,809	51,322	31,241
Borrowings	25	471,026	520,010	486,852
Lease liabilities	14	3,255	3,326	3,626
Derivative financial instruments	20	7,390	9,136	2,323
		587,103	633,890	585,413
Current liabilities
Contract liabilities - deferred revenue	6.2	137,447	171,574	143,577
Trade and other payables	24	173,008	216,093	152,093
Income tax liabilities		12,607	4,005	9,429
Borrowings	25	65,114	5,605	5,288
Lease liabilities	14	568	1,067	1,622
Derivative financial instruments	20	174	-	231
		388,918	398,344	312,240
Total equity and liabilities		1,381,600	1,383,466	1,358,652

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of changes in equity - unaudited

	Share capital £’000	Share premium £’000	Treasury shares £’000	Merger reserve £’000	Hedging reserve £’000	Retained earnings £’000	Total equity £’000
Balance at 30 June 2019	53	68,822	-	249,030	(35,544)	132,841	415,202
Profit for the period	-	-	-	-	-	36,135	36,135
Cash flow hedges	-	-	-	-	9,904	-	9,904
Tax expense relating to movement on hedges	-	-	-	-	(607)	-	(607)
Total comprehensive income for the period	-	-	-	-	9,297	36,135	45,432
Equity-settled share-based payments	-	-	-	-	-	365	365
Balance at 31 December 2019	53	68,822	-	249,030	(26,247)	169,341	460,999
Loss for the period	-	-	-	-	-	(59,368)	(59,368)
Cash flow hedges	-	-	-	-	(7,027)	-	(7,027)
Tax credit relating to movement on hedges	-	-	-	-	709	-	709
Total comprehensive loss for the period	-	-	-	-	(6,318)	(59,368)	(65,686)
Acquisition of treasury shares	-	-	(21,305)	-	-	-	(21,305)
Equity-settled share-based payments	-	-	-	-	-	453	453
Dividends paid	-	-	-	-	-	(23,229)	(23,229)
Balance at 30 June 2020	53	68,822	(21,305)	249,030	(32,565)	87,197	351,232
Profit for the period	-	-	-	-	-	33,558	33,558
Cash flow hedges	-	-	-	-	19,246	-	19,246
Tax expense relating to movement on hedges	-	-	-	-	(210)	-	(210)
Total comprehensive income for the period	-	-	-	-	19,036	33,558	52,594
Equity-settled share-based payments	-	-	-	-	-	1,753	1,753
Balance at 31 December 2020	53	68,822	(21,305)	249,030	(13,529)	122,508	405,579

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of cash flows - unaudited

		Three months ended 31 December		Six months ended 31 December
	Note	2020 £’000	2019 £’000	2020 £’000	2019 £’000
Cash flow from operating activities
Cash generated from/(used in) operations	26	2,100	(13,833)	74,510	(18,439)
Interest paid		(2,498)	(1,585)	(10,184)	(10,506)
Interest received		-	406	1	1,050
Tax paid		(641)	(208)	(3,056)	(1,697)
Net cash (outflow)/inflow from operating activities		(1,039)	(15,220)	61,271	(29,592)
Cash flow from investing activities
Payments for property, plant and equipment		(1,339)	(9,879)	(3,158)	(13,030)
Payments for intangible assets(1)		(37,968)	(11,598)	(108,775)	(187,311)
Proceeds from sale of intangible assets(1)		2,991	4,530	22,182	22,009
Payments for derivative financial assets		(939)	-	(939)	-
Net cash outflow from investing activities		(37,255)	(16,947)	(90,690)	(178,332)
Cash flow from financing activities
Proceeds from borrowings		60,000	-	60,000	-
Principal elements of lease payments		(412)	(382)	(820)	(761)
Net cash outflow from financing activities		59,588	(382)	59,180	(761)
Net increase/(decrease) in cash and cash equivalents		21,294	(32,549)	29,761	(208,685)
Cash and cash equivalents at beginning of period		58,940	140,307	51,539	307,637
Effect of exchange rate changes on cash and cash equivalents		386	(6,902)	(680)	1,904
Cash and cash equivalents at end of period	21	80,620	100,856	80,620	100,856

(1) Payments and proceeds for intangible assets primarily relate to player and key football management staff registrations. When acquiring or selling players’ and key football management staff registrations it is normal industry practice for payment terms to spread over more than one year and consideration may also include non-cash items. Details of registrations additions and disposals are provided in note 16. Trade payables in relation to the acquisition of registrations at the reporting date are provided in note 24. Trade receivables in relation to the disposal of registrations at the reporting date are provided in note 19.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited

(continued)

1       General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands. The Company’s shares are listed on the New York Stock Exchange under the symbol “MANU”.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These interim consolidated financial statements were approved for issue by the Audit Committee on 5 March 2021.

2       Basis of preparation

The interim consolidated financial statements of Manchester United plc have been prepared on a going concern basis and in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2020, as filed with the Securities and Exchange Commission on 23 October 2020, contained within the Company’s Annual Report on Form 20-F, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The report of the auditors on those financial statements was unqualified and did not contain an emphasis of matter paragraph. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year.

COVID-19 pandemic

Operationally, the impact of the pandemic and measures to prevent further spread continues to disrupt our businesses. The Old Trafford Stadium, Museum and Stadium Tour operations remain closed to visitors. The Old Trafford based Megastore was also partially closed during the period and remains closed as of the date of this report.

The deferred completion of the 2019/20 season resulted in ten home and away matches across all 2019/20 competitions being played during the first quarter of the fiscal year 2021. All matches were played behind closed doors.

As a direct result, the 2020/21 Premier League season start was delayed until mid-September 2020 with eight home and seven away Premier League matches being played in the first half of fiscal 2021 compared to ten home and ten away Premier League matches being played in the first half of fiscal 2020. All matches continue to be played behind closed doors.

Furthermore, the first team’s pre-season tour was cancelled this summer due to travel restrictions.

The impact of playing matches behind closed doors and the cancellation of the pre-season tour has had a significant impact on our Matchday and Commercial fiscal 2021 revenues. This has been partially offset by increased Broadcasting revenues compared to the prior year, reflecting the impact of the first teams participation in the UEFA Champions League in the current year as well as the impact of playing the latter stages of the 2019/20 domestic and European competitions at the start of fiscal 2021.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited

(continued)

2       Basis of preparation (continued)

COVID-19 pandemic (continued)

The significant revenue impact of COVID-19 has been partially offset by reduced other operating expenses, principally in respect of matches played behind closed doors, cancellation of the 2020/21 pre-season tour, reduced travel and reduced costs related to the fall in activity at the Old Trafford Megastore.

Looking forward, the COVID-19 pandemic will continue to impact results. Subsequent to the end of the period, matches continue to be played behind closed doors and additional lockdown measures were mandated in the UK which has resulted in the closure of the Megastore.

Despite the ongoing uncertainty, the Group remains well placed with a strong balance sheet, including cash resources as at 31 December 2020 of £80.6 million. All funds are held as cash and cash equivalents and therefore available on demand. As at 31 December 2020, the Group also has access to undrawn revolving facilities of £140 million.

The Group’s debt facilities include the $425 million senior secured notes and the $225 million secured term loan facility, the majority of which attract fixed interest rates. As at 31 December 2020 the Group also has £60 million outstanding loans under our revolving facilities. The Group’s revolving facilities, secured notes and term loan mature in 2025, 2027 and 2029 respectively. As at 31 December 2020, the Company was in compliance with all debt covenants.

The evolving and uncertain nature of the situation makes it challenging for Management to estimate the future performance of our businesses, particularly over the near to medium term and the impact on our financial and operating results cannot be forecast with certainty at this time.

In light of these inherent uncertainties, Management has considered the potential impact of COVID-19 on the business (and its ability to continue as a going concern) under various scenarios, including:

•	The impact of playing Premier League, domestic cup and European 2020/21 competitions behind closed doors in their entirety;

•	The impact of a phased return of fans to the stadium for 2021/22 competitions;

•	Prudent performance assumptions around UEFA and domestic cup competitions;

•	Potential credit risk associated with accounts receivable and contract asset balances;

•	A delay in the timing of cash inflows generated from broadcasting and commercial revenues; and

•	A combination of the above factors.

Management has also considered various levers which the Group has at its disposal, in the event that there is further disruption to 2020/21 football competitions. Levers include reductions in uncommitted capital expenditures, operating cost items such as marketing, travel and entertaining, consultancy, training and development and employee costs.

As a result of this detailed assessment, including the various scenarios and levers available to Management, and with reference to the Group’s balance sheet, existing committed facilities, but also acknowledging the inherent uncertainty of the current economic outlook, Management has concluded that the Group is able to meet its obligations when they fall due for a period of at least 12 months after the date of this report.  For this reason the Group continue to adopt the going concern basis for preparing the unaudited interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited

(continued)

3       Accounting policies

The accounting policies adopted are consistent with those of the consolidated financial statements for the year ended 30 June 2020, except as described below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

New and amended standards and interpretations adopted by the Group

•	Phase 2 amendments to IFRS 9, “Financial instruments” for IBOR reform Phase 2 amendments to IFRS 9, “Financial instruments” for IBOR reform are effective for annual reporting periods beginning on or after 1 January 2021 with earlier application permitted. The Group has applied early adoption the amendments.

There are no other new or amended standards or interpretations that became applicable for the current reporting period that have had a material impact on the Group.

New and amended standards and interpretations issued but not yet adopted

There are no IFRS or IFRS IC standards or interpretations that are not yet effective that would be expected to have a material impact on the Group in the future reporting periods or on foreseeable future transactions.

4       Critical estimates and judgments

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements are considered to be:

•	Estimate of minimum guarantee revenue recognition – see note 5

•	Estimate of sponsorship revenue recognition – see note 5

•	Estimate of fair value and impairment of investment properties – see note 15

•	Estimate of fair value of registrations – see note 16

•	Recognition of deferred tax assets – see note 17

Management does not consider there to be any significant judgements in the preparation of the financial statements.

In preparing these interim consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 30 June 2020, with the exception of changes in estimates that are required in determining the provision for income taxes and sponsorship revenue recognition (see note 5).

Manchester United plc

Notes to the interim consolidated financial statements – unaudited

(continued)

5       Seasonality of revenue

We experience seasonality in our revenue and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognized. Similarly, certain of our costs are derived from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in European competitions and domestic cups could result in significant additional Matchday and Broadcasting revenue, and consequently we may also recognize the most revenue in our fourth fiscal quarter in those years. Additionally, the seasonality we have experienced in our business has been further impacted by the COVID-19 pandemic.

i)       Commercial

Commercial revenue (whether settled in cash or value in kind) comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, revenue receivable from retailing Manchester United branded merchandise in the UK and licensing the manufacture, distribution and sale of such goods globally, and fees for the Manchester United men’s first team undertaking tours. Revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship rights enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis). Retail revenue is recognized when control of the products has transferred, being at the point of sale to the customer. License revenue in respect of right to access licences is recognized in line with the performance obligations included within the contract, in instances where these remain the same over the duration of the contract, revenue is recognized evenly on a time elapsed (i.e. straight-line) basis. Sales-based royalty revenue is recognized only when the subsequent sale is made.

Significant estimates

A number of sponsorship contracts contain significant estimates in relation to the recognition of revenue in line with performance obligations. Minimum guaranteed revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis).

The Group has a 10-year agreement with adidas which began on 1 August 2015. The minimum guarantee payable by adidas over the term of the agreement is £750 million, subject to certain adjustments. Payments due in a particular year may increase if the club’s men’s first team wins the Premier League, FA Cup or Champions League, or decrease if the club’s men’s first team fails to participate in the Champions League for two or more consecutive seasons with the maximum possible increase being £4 million per year and the maximum possible reduction being 30% of the applicable payment for the year in which the second or other consecutive season of non-participation falls. Participation in the UEFA Champions League is typically secured via a top 4 finish in the Premier League or winning the UEFA Europa League. Revenue is currently being recognized based on management’s estimate as at 31 December 2020 that the full minimum guarantee amount is the most likely amount that will be received, as management does not expect two consecutive seasons of non-participation in the Champions League.

Certain sponsorship contracts include termination clauses which are exercisable at the sole discretion of the Company. Revenue is currently being recognized based on management’s estimate at 31 December 2020 that such termination clauses will not be exercised. Management does not expect a material change to the total revenue recognized for such sponsorship contracts in the next twelve months.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited

(continued)

5       Seasonality of revenue (continued)

ii)      Broadcasting

Broadcasting revenue represents revenue receivable from all UK and overseas broadcasting contracts, including contracts negotiated centrally by the Premier League and UEFA. Distributions from the Premier League comprise a fixed element (which is recognized evenly as each performance obligation is satisfied i.e.as each Premier League match is played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective performance obligation is satisfied i.e. the respective match is played), and merit awards (which, being variable consideration, are recognized when each performance obligation is satisfied i.e. as each Premier League match is played, based on management’s estimate of where the men’s first team will finish at the end of the football season i.e. the most likely outcome). Distributions from UEFA relating to participation in European competitions comprise market pool payments (which are recognized over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other Premier League clubs in the competition), fixed amounts for participation in individual matches (which are recognized when the matches are played) and an individual club coefficient share (which is recognized over the group stage matches).

iii)     Matchday

Matchday revenue is recognized based on matches played throughout the year with revenue from each match (including season ticket allocated amounts) only being recognized when the performance obligation is satisfied i.e. the match has been played. Revenue from related activities such as Conference and Events or the Museum is recognized as the event or service is provided or the facility is used. Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford, together with the Group’s share of gate receipts from domestic cup matches not played at Old Trafford, and fees for arranging other events at the Old Trafford stadium. As the Group acts as the principal in the sale of match tickets, the share of gate receipts payable to the other participating club and competition organizer for domestic cup matches played at Old Trafford is treated as an operating expense. As a result of COVID-19, all matches in the current period have been and continue to be played behind closed doors.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited

(continued)

6        Revenue from contracts with customers

6.1	Disaggregation of revenue from contracts with customers

The principal activity of the Group is the operation of men’s and women’s professional football clubs. All of the activities of the Group support the operation of the football clubs and the success of the men’s first team in particular is critical to the on-going development of the Group. Consequently the chief operating decision maker (being the Board and executive officers of Manchester United plc) regards the Group as operating in one material segment, being the operation of professional football clubs.

All revenue derives from the Group’s principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	Three months ended 31 December		Six months ended 31 December
	2020 £’000	2019 £’000	2020 £’000	2019 £’000
Sponsorship	37,780	45,147	74,286	98,777
Retail, merchandising, apparel & product licensing	24,832	25,513	48,028	52,278
Commercial	62,612	70,660	122,314	151,055
Domestic competitions	51,706	50,440	87,989	78,327
European competitions	55,421	11,935	65,054	14,949
Other	1,577	2,322	3,259	4,297
Broadcasting	108,704	64,697	156,302	97,573
Matchday	1,534	33,098	3,206	55,198
	172,850	168,455	281,822	303,826

All non-current assets, other than US deferred tax assets, are held within the United Kingdom.

6.2	Assets and liabilities related to contracts with customers

Details of movements on assets related to contracts with customers are as follows:

Current contract assets – accrued revenue £’000
At 1 July 2019	39,532
Recognized in revenue during the period	74,877
Cash received/amounts invoiced during the period	(36,311)
At 31 December 2019	78,098
Recognized in revenue during the period	44,249
Cash received/amounts invoiced during the period	(76,381)
At 30 June 2020	45,966
Recognized in revenue during the period	64,354
Cash received/amounts invoiced during the period	(44,525)
At 31 December 2020	65,795

Manchester United plc

Notes to the interim consolidated financial statements – unaudited

(continued)

6       Revenue from contracts with customers (continued)

6.2	Assets and liabilities related to contracts with customers (continued)

A contract asset (accrued revenue) is recognized if commercial, broadcasting or Matchday revenue performance obligations are satisfied prior to unconditional consideration being due under the contract.

The Group considered the current and expected future economic impact surrounding the COVID-19 pandemic and determined that there was no material impact on impairment of contract assets.

Details of movements on liabilities related to contracts with customers are as follows:

	Current contract liabilities – deferred revenue £’000	Non-current contract liabilities – deferred revenue £’000	Total contract liabilities – deferred revenue £’000
At 1 July 2019	(190,146)	(33,354)	(223,500)
Recognized in revenue during the period	125,635	-	125,635
Cash received/amounts invoiced during the period	(69,317)	-	(69,317)
Reclassified to current during the period	(9,749)	9,749	-
At 31 December 2019	(143,577)	(23,605)	(167,182)
Recognized in revenue during the period	99,527	-	99,527
Cash received/amounts invoiced during the period	(122,678)	-	(122,678)
Reclassified to current during the period	(4,846)	4,846	-
At 30 June 2020	(171,574)	(18,759)	(190,333)
Recognized in revenue during the period	82,929	-	82,929
Cash received/amounts invoiced during the period	(43,815)	-	(43,815)
Reclassified to current during the period	(4,987)	4,987	-
At 31 December 2020	(137,447)	(13,772)	(151,219)

Commercial, broadcasting and Matchday consideration which is received in advance of the performance obligation being satisfied is treated as a contract liability (deferred revenue). The deferred revenue is then recognized as revenue when the performance obligation is satisfied. The Group receives substantial amounts of deferred revenue prior to the previous financial year end which is then recognized as revenue throughout the current and, where applicable, future financial years.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited

(continued)

7	Operating expenses

	Three months ended 31 December		Six months ended 31 December
	2020 £’000	2019 £’000	2020 £’000	2019 £’000
Employee benefit expenses	(81,750)	(70,965)	(153,657)	(141,175)
Depreciation - property, plant and equipment (note 13)	(3,167)	(3,133)	(6,466)	(6,273)
Depreciation – right-of-use assets (note 14)	(426)	(404)	(848)	(808)
Depreciation - investment property (note 15)	(70)	(89)	(135)	(187)
Amortization (note 16)	(32,459)	(31,257)	(64,002)	(63,444)
Other operating expenses	(20,787)	(25,405)	(37,024)	(55,787)
	(138,659)	(131,253)	(262,132)	(267,674)

8	Profit/(loss) on disposal of intangible assets

	Three months ended 31 December		Six months ended 31 December
	2020 £’000	2019 £’000	2020 £’000	2019 £’000
Profit/(loss) on disposal of registrations	14,131	(1,531)	1,247	10,214
Player loan income	147	816	436	1,088
	14,278	(715)	1,683	11,302

Manchester United plc

Notes to the interim consolidated financial statements – unaudited

(continued)

9	Net finance income

	Three months ended 31 December		Six months ended 31 December
	2020 £’000	2019 £’000	2020 £’000	2019 £’000
Interest payable on bank loans and overdrafts	(545)	(245)	(800)	(583)
Interest payable on secured term loan facility, senior secured notes and revolving facilities	(4,236)	(4,345)	(8,263)	(9,455)
Interest payable on lease liabilities (note 14)	(26)	(33)	(54)	(68)
Amortization of issue costs on secured term loan facility and senior secured notes	(152)	(146)	(294)	(291)
Unwinding of discount relating to registrations	(300)	(192)	(455)	(1,169)
Reclassified from hedging reserve (1)	-	-	(14,837)	-
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	(463)	(425)	(593)	(346)
Total finance costs	(5,722)	(5,386)	(25,296)	(11,912)
Interest receivable on short-term bank deposits	-	415	1	1,070
Foreign exchange gains on retranslation of unhedged US dollar borrowings (2)	23,752	19,522	42,835	17,074
Hedge ineffectiveness on cash flow hedges	1,525	707	2,036	588
Fair value movement on derivative financial instruments:
Foreign currency options	147	-	147	-
Total finance income	25,424	20,644	45,019	18,732
Net finance income	19,702	15,258	19,723	6,820

(1) Foreign exchange losses immediately reclassified from the hedging reserve for hedged future revenues no longer meeting the hedge accounting criteria due to a change in denomination of the contract currency.

(2) Unrealized foreign exchange gains on unhedged USD borrowings due to a favourable swing in foreign exchange rates.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited

(continued)

10	Income tax expense

	Three months ended 31 December		Six months ended 31 December
	2020 £’000	2019 £’000	2020 £’000	2019 £’000
Current tax
Current tax on profit for the period	(5,485)	(6,073)	(8,021)	(6,673)
Foreign tax	335	(205)	(1,001)	(655)
Adjustment in respect of previous years	(562)	(32)	(562)	(32)
Total current tax expense	(5,712)	(6,310)	(9,584)	(7,360)
Deferred tax
Origination and reversal of temporary differences	9,262	(6,432)	13,249	(6,783)
Re-measurement of US deferred tax asset	(7,893)	(3,996)	(11,203)	(3,996)
Total deferred tax credit/(expense)	1,369	(10,428)	2,046	(10,779)
Total income tax expense	(4,343)	(16,738)	(7,538)	(18,139)

Tax is recognized based on management’s estimate of the weighted average annual tax rate expected for the full financial year. Based on current forecasts, the estimated weighted average annual tax rate used for the year to 30 June 2021 is 6.58% (30 June 2020: 32.58%). The tax expense includes one off items of £4.8m (31 December 2019: £0.4m) which are not reflected in the estimated weighted average annual tax rate. These mainly relate to the re-measurement of the US deferred tax asset, irrecoverable foreign tax credits created in the year, foreign exchange rate movements on USD denominated tax basis and foreign exchange gains arising on USD debt which are not subject to US tax.

In addition to the amounts recognized in the statement of profit or loss, the following amounts relating to tax have been recognized in other comprehensive income:

	Three months ended 31 December		Six months ended 31 December
	2020 £’000	2019 £’000	2020 £’000	2019 £’000
Current tax	35	(529)	(2,074)	(932)
Deferred tax (note 17)	(202)	1,476	1,864	325
Total income tax (expense)/credit recognized in other comprehensive income	(167)	947	(210)	(607)

Manchester United plc

Notes to the interim consolidated financial statements – unaudited

(continued)

11	Earnings per share

	Three months ended 31 December		Six months ended 31 December
	2020	2019	2020	2019
Profit for the period (£’000)	63,828	35,007	33,558	36,135
Basic earnings per share (pence)	39.17	21.27	20.60	21.96
Diluted earnings per share (pence)	39.07	21.25	20.54	21.94

(i)	Basic earnings per share

Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares in issue during the period.

(ii)	Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year, or, if later, the date of issue of the potential ordinary shares.

(iii)	Weighted average number of shares used as the denominator

	Three months ended 31 December		Six months ended 31 December
	2020 Number ‘000	2019 Number ‘000	2020 Number ‘000	2019 Number ‘000
Class A ordinary shares (thousands)	40,622	40,573	40,622	40,573
Class B ordinary shares (thousands)	124,000	124,000	124,000	124,000
Treasury shares	(1,683)	-	(1,683)	-
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	162,939	164,573	162,939	164,573
Adjustment for calculation of diluted earnings per share assumed conversion into Class A ordinary shares	446	173	446	164
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	163,385	164,746	163,385	164,737

12	Dividends

No dividend has been paid by the Company during the six month period ended 31 December 2020 (six months ended 31 December 2019: £nil). A semi-annual dividend of $14,665,000, equivalent to $0.09 per share, was paid on 7 January 2021. The pounds sterling equivalent was £10,718,000.

Manchester United plc
Notes to the interim consolidated financial statements – unaudited
(continued)

13        Property, plant and equipment

	Freehold property £’000	Plant and machinery £’000	Fixtures and fittings £’000	Total £’000
At 1 July 2020
Cost	270,900	38,222	79,741	388,863
Accumulated depreciation	(56,435)	(32,461)	(45,528)	(134,424)
Net book amount	214,465	5,761	34,213	254,439
Six months ended 31 December 2020
Opening net book amount	214,465	5,761	34,213	254,439
Additions	423	1,119	1,668	3,210
Transfers	7,366	-	(7,366)	-
Depreciation charge	(1,743)	(1,613)	(3,110)	(6,466)
Closing net book amount	220,511	5,267	25,405	251,183
At 31 December 2020
Cost	278,689	37,248	73,400	389,337
Accumulated depreciation	(58,178)	(31,981)	(47,995)	(138,154)
Net book amount	220,511	5,267	25,405	251,183

At 1 July 2019
Cost	268,981	34,845	64,806	368,632
Accumulated depreciation	(53,155)	(29,688)	(39,757)	(122,600)
Net book amount	215,826	5,157	25,049	246,032
Six months ended 31 December 2019
Opening net book amount	215,826	5,157	25,049	246,032
Additions	-	1,384	12,380	13,764
Depreciation charge	(1,631)	(1,271)	(3,371)	(6,273)
Closing net book amount	214,195	5,270	34,058	253,523
At 31 December 2019
Cost	268,981	36,229	77,186	382,396
Accumulated depreciation	(54,786)	(30,959)	(43,128)	(128,873)
Net book amount	214,195	5,270	34,058	253,523

Manchester United plc
Notes to the interim consolidated financial statements – unaudited
(continued)

14       Leases

(i)       Amounts recognized in the consolidated balance sheet

The balance sheet shows the following amounts relating to leases:

Right-of-use assets:

	31 December 2020 £’000	30 June 2020 £’000	31 December 2019 £’000
Property	3,590	4,290	5,056
Plant and machinery	340	269	112
Total	3,930	4,559	5,168

Additions to right-of-use assets for the six months ended 31 December 2020 amounted £219,000 and for the year ended 30 June 2020 amounted to £239,000.

Lease liabilities:

	31 December 2020 £’000	30 June 2020 £’000	31 December 2019 £’000
Current	568	1,067	1,622
Non-current	3,255	3,326	3,626
Total lease liabilities	3,823	4,393	5,248

The following table provides an analysis of the movements in lease liabilities:

£’000
At 1 July 2019	5,976
Cash flows	(797)
Accretion expense	69
At 31 December 2019	5,248
Cash flows	(1,155)
Acquisition	239
Accretion expense	61
At 30 June 2020	4,393
Cash flows	(842)
Acquisition	219
Accretion expense	53
At 31 December 2020	3,823

Manchester United plc
Notes to the interim consolidated financial statements – unaudited
(continued)

14       Leases (continued)

(ii)       Amounts recognized in the consolidated statement of profit or loss:

	31 December 2020 £’000	31 December 2019 £’000
Depreciation charge of right-of-use assets
Property	(765)	(765)
Plant and machinery	(83)	(43)
	(848)	(808)
Interest expense (included in finance cost)	(54)	(68)
Expense relating to short-term leases (included in operating expenses)	(261)	(351)
Expense relating to low value leases (included in operating expenses)	(21)	(8)

Manchester United plc
Notes to the interim consolidated financial statements – unaudited
(continued)

15       Investment property

Total £’000
At 1 July 2020
Cost	32,193
Accumulated depreciation and impairment	(11,366)
Net book amount	20,827
Six months ended 31 December 2020
Opening net book amount	20,827
Depreciation charge	(135)
Closing net book amount	20,692
At 31 December 2020
Cost	32,193
Accumulated depreciation and impairment	(11,501)
Net book amount	20,692

At 1 July 2019
Cost	32,193
Accumulated depreciation and impairment	(7,214)
Net book amount	24,979
Six months ended 31 December 2019
Opening net book amount	24,979
Depreciation charge	(187)
Closing net book amount	24,792
At 31 December 2019
Cost	32,193
Accumulated depreciation and impairment	(7,401)
Net book amount	24,792

Significant estimates – fair value and impairment of investment properties

Investment properties were externally valued as of 30 June 2020 in accordance with the Royal Institution of Chartered Surveyors (“RICS”) Valuation - Global Standards 2017 on the basis of Fair Value (as defined in the Standards). The fair value of investment properties as of 30 June 2020 was £23,065,000. The external valuers noted that the outbreak of COVID-19 has impacted global financial markets. Given the unknown future impact that COVID-19 might have on the real estate market, the external valuers recommend that the Group keep the valuation of these properties under frequent review.

Manchester United plc
Notes to the interim consolidated financial statements – unaudited
(continued)

15       Investment property (continued)

Significant estimates – fair value and impairment of investment properties (continued)

As at the valuation date, they consider that they can attach less weight to previous market evidence for comparison purposes, to inform opinions of value. Indeed, the current response to COVID-19 means they are faced with an unprecedented set of circumstances on which to base a judgment. Market activity is being impacted within the out-of-town retail market and valuations are therefore reported on the basis of “material valuation uncertainty” as per VPS 3 and VPGA 10 of the RICS Red Book Global. Consequently, less certainty, and a higher degree of caution, should be attached to the valuations within these sectors of the market than would normally be the case.

For the avoidance of doubt, the inclusion of the “material valuation uncertainty” declaration above does not mean that the valuations cannot be relied upon. Rather the phrase is used in order to be clear and transparent that, in the current extraordinary circumstances, less certainty, and a higher degree of caution, can be attached to the valuation than would otherwise be the case.

Based upon the carrying value of investment properties and the inputs used in the external valuation, management does not expect any further material impairment to investment properties in the next twelve months. Management has considered the carrying amount of investment property as of 31 December 2020 and concluded that, as there are no indicators of impairment, an impairment test is not required.

Fair value of investment property is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited

(continued)

16      Intangible assets

	Goodwill £’000	Registrations £’000	Other intangible assets £’000	Total £’000
At 1 July 2020
Cost	421,453	831,275	14,797	1,267,525
Accumulated amortization	-	(484,403)	(7,952)	(492,355)
Net book amount	421,453	346,872	6,845	775,170
Six months ended 31 December 2020
Opening net book amount	421,453	346,872	6,845	775,170
Additions	-	78,895	929	79,824
Disposals	-	(13,519)	-	(13,519)
Amortization charge	-	(61,896)	(2,106)	(64,002)
Closing net book amount	421,453	350,352	5,668	777,473
At 31 December 2020
Cost	421,453	866,019	15,561	1,303,033
Accumulated amortization	-	(515,667)	(9,893)	(525,560)
Net book amount	421,453	350,352	5,668	777,473

At 1 July 2019
Cost	421,453	772,328	13,964	1,207,745
Accumulated amortization	-	(433,566)	(5,322)	(438,888)
Net book amount	421,453	338,762	8,642	768,857
Six months ended 31 December 2019
Opening net book amount	421,453	338,762	8,642	768,857
Additions	-	103,489	1,476	104,965
Disposals	-	(51,902)	-	(51,902)
Amortization charge	-	(61,172)	(2,272)	(63,444)
Closing net book amount	421,453	329,177	7,846	758,476
At 31 December 2019
Cost	421,453	772,089	14,076	1,207,618
Accumulated amortization	-	(442,912)	(6,230)	(449,142)
Net book amount	421,453	329,177	7,846	758,476

Manchester United plc

Notes to the interim consolidated financial statements – unaudited

(continued)

16      Intangible assets (continued)

Impairment tests for goodwill

Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment. Management has considered the carrying amount of goodwill as of 31 December 2020 and concluded that, as there are no indicators of impairment, a detailed impairment test is not required. Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Significant estimates – fair value of registrations

The costs associated with the acquisition of players’ and key football management staff registrations include an estimate of the fair value of any contingent consideration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual basis. The maximum additional amount that could be payable as of 31 December 2020 is disclosed in note 29.1. The estimate over the probability of contingent consideration payable could impact the net book value of registrations and amortization recognized in the statement of profit or loss.

Other intangible assets

Other intangible assets include internally generated assets whose cost and accumulated amortization as of 31 December 2020 was £2,098,000 and £1,667,000 respectively (31 December 2019: £2,076,000 and £1,065,000 respectively).

17       Deferred tax

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset) for financial reporting purposes:

	31 December 2020 £’000	30 June 2020 £’000	31 December 2019 £’000
US deferred tax assets	(61,786)	(58,362)	(53,862)
UK deferred tax liabilities	30,851	31,337	37,766
Net deferred tax asset	(30,935)	(27,025)	(16,096)

The movements in the net deferred tax asset are as follows:

	31 December 2020 £’000	30 June 2020 £’000	31 December 2019 £’000
At the beginning of the period	(27,025)	(26,550)	(26,550)
(Credited)/expensed to the statement of profit or loss (note 10)	(2,046)	1,426	10,779
Credited to other comprehensive income (note 10)	(1,864)	(1,901)	(325)
At the end of the period	(30,935)	(27,025)	(16,096)

Manchester United plc

Notes to the interim consolidated financial statements – unaudited

(continued)

17       Deferred tax (continued)

Significant estimates – recognition of deferred tax assets

Deferred tax assets are recognized only to the extent that it is probable that the associated deductions will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilized, provided the asset can be reliably quantified. In estimating future taxable profit, management use “base case” approved forecasts which incorporate a number of assumptions, including a prudent level of future uncontracted revenue in the forecast period. In arriving at a judgment in relation to the recognition of deferred tax assets, management considers the regulations applicable to tax and advice on their interpretation. Future taxable income may be higher or lower than estimates made when determining whether it is appropriate to record a tax asset and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessing the recognition of deferred tax assets in future periods.

At 31 December 2020 there is an unrecognized US deferred tax asset of £30,282,000 (31 December 2019: £22,672,000) in respect of foreign tax credits in the US. At 31 December 2020, the Group had no unrecognized UK deferred tax assets (31 December 2019: £nil).

18       Inventories

	31 December 2020 £’000	30 June 2020 £’000	31 December 2019 £’000
Finished goods	2,792	2,186	2,535

The cost of inventories recognized as an expense and included in operating expenses for the six months ended 31 December 2020 amounted to £3,211,000 (year ended 30 June 2020: £6,433,000; six months ended 31 December 2019: £4,888,000).

19       Trade receivables

	31 December 2020 £’000	30 June 2020 £’000	31 December 2019 £’000
Trade receivables	109,348	172,829	69,633
Less: provision for impairment of trade receivables	(12,108)	(13,150)	(2,734)
Net trade receivables	97,240	159,679	66,899
Less: non-current portion
Trade receivables	34,333	43,694	40,586
Current trade receivables	62,907	115,985	26,313

Net trade receivables include transfer fees receivable from other football clubs of £59,503,000 (30 June 2020: £57,726,000; 31 December 2019: £56,843,000) of which £34,333,000 (30 June 2020: £43,694,000; 31 December 2019: £40,586,000) is receivable after more than one year. Net trade receivables also include £28,529,000 (30 June 2020: £91,968,000; 31 December 2019: £4,255,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as contract liabilities - deferred revenue.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited

(continued)

19       Trade receivables (continued)

The fair value of net trade receivables as at 31 December 2020 was £99,105,000 (30 June 2020: £161,797,000; 31 December 2019: £69,864,000) before discounting of cash flows.

20       Derivative financial instruments

	31 December 2020		30 June 2020		31 December 2019
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000	£’000	£’000
Used for hedging:
Interest rate swaps	-	(7,121)	-	(9,136)	-	(2,317)
Forward foreign exchange contracts	81	-	223	-
At fair value through profit or loss:
Embedded foreign exchange derivatives	-	(443)	150	-	-	(101)
Forward foreign exchange contracts	1,145	-	2,410	-	-	(136)
Foreign currency options	1,086	-	-	-	-	-
	2,312	(7,564)	2,783	(9,136)	-	(2,554)
Less non-current portion:
Used for hedging:
Interest rate swaps	-	(7,121)	-	(9,136)	-	(2,317)
At fair value through profit or loss:
Embedded foreign exchange derivatives	-	(269)	54	-	-	-
Forward foreign exchange contracts	536	-	1,555	-	-	(6)
Non-current derivative financial instruments	536	(7,390)	1,609	(9,136)	-	(2,323)
Current derivative financial instruments	1,776	(174)	1,174	-	-	(231)

Fair value hierarchy

Derivative financial instruments are carried at fair value. The different levels used in measuring fair value have been defined in accounting standards as follows:

•	Level 1 – the fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period.
•	Level 2 - the fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
•	Level 3 – if one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

All of the financial instruments detailed above are included in level 2.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited

(continued)

21	Cash and cash equivalents

	31 December 2020 £’000	30 June 2020 £’000	31 December 2019 £’000
Cash at bank and in hand	80,620	51,539	100,856

Cash and cash equivalents for the purposes of the interim consolidated statement of cash flows are as above.

22	Share capital

	Number of shares	Ordinary shares
	(thousands)	£’000
At 1 July 2019	164,571	53
Employee share-based compensation awards – issue of shares	2	-
At 31 December 2019	164,573	53
Employee share-based compensation awards – issue of shares	49	-
At 30 June 2020	164,622	53
Employee share-based compensation awards – issue of shares	-	-
At 31 December 2020	164,622	53

The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

As of 31 December 2020, the Company’s issued share capital comprised 40,622,089 Class A ordinary shares and 124,000,000 Class B ordinary shares.

1,682,896 Class A ordinary shares are currently held in treasury. Distributable reserves have been reduced by £21,305,000, being the consideration paid for these shares. See note 23.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited

(continued)

23	Treasury shares

	Number of shares (thousands)	£’000
At 1 July 2019 and 30 December 2019	-	-
Acquisition of shares	(1,683)	(21,305)
At 30 June 2020	(1,683)	(21,305)
Acquisition of shares	-	-
At 31 December 2020	(1,683)	(21,305)

24	Trade and other payables

	31 December 2020 £’000	30 June 2020 £’000	31 December 2019 £’000
Trade payables	144,792	155,983	106,394
Other payables	12,739	8,526	2,807
Accrued expenses	51,616	70,638	63,984
Social security and other taxes	24,670	32,268	10,149
	233,817	267,415	183,334
Less: non-current portion
Trade payables	59,808	50,065	29,738
Other payables	1,001	1,257	1,503
Non-current trade and other payables	60,809	51,322	31,241
Current trade and other payables	173,008	216,093	152,093

Trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations of £132,036,000 (30 June 2020: £149,134,000; 31 December 2019: £97,884,000) of which £59,808,000 (30 June 2020: £50,065,000; 31 December 2019: £29,738,000) is due after more than one year. Of the amount due after more than one year, £39,406,000 (30 June 2020: £26,396,000; 31 December 2019: £13,889,000) is expected to be paid between 1 and 2 years, and the balance of £20,402,000 (30 June 2020: £23,669,000; 31 December 2019: £15,849,000) is expected to be paid between 2 and 5 years.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited

(continued)

24	Trade and other payables (continued)

The fair value of trade payables as at 31 December 2020 was £147,896,000 (30 June 2020: £158,464,000; 31 December 2019: £108,538,000) before discounting of cash flows. The fair value of other payables is not materially different to their carrying amount.

The UK government has made available a range of business support measures during COVID-19. The Group has benefited directly from government assistance in the form of payment deferrals for VAT. The quarterly VAT payments totalling £15,474,000 for the periods ended 29 February 2020 and 31 May 2020, originally due 31 March 2020 and 30 June 2020 respectively, have been deferred until 31 March 2021, with a further option available to spread the payment due over eleven equal monthly instalments from March 2021.

25	Borrowings

	31 December 2020 £’000	30 June 2020 £’000	31 December 2019 £’000
Senior secured notes	308,388	340,417	318,738
Secured term loan facility	162,638	179,593	168,114
Revolving credit facilities	60,000	-	-
Accrued interest on senior secured notes and revolving credit facilities	5,114	5,605	5,288
	536,140	525,615	492,140
Less: non-current portion
Senior secured notes	308,388	340,417	318,738
Secured term loan facility	162,638	179,593	168,114
Non-current borrowings	471,026	520,010	486,852
Current borrowings	65,114	5,605	5,288

The senior secured notes of £308,388,000 (30 June 2020: £340,417,000; 31 December 2019: £318,738,000) is stated net of unamortized issue costs amounting to £2,853,000 (30 June 2020: £3,044,000; 31 December 2019: £3,231,000). The outstanding principal amount of the senior secured notes is $425,000,000 (30 June 2020: $425,000,000; 31 December 2019: $425,000,000). The senior secured notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The senior secured notes mature on 25 June 2027.

The senior secured notes were issued by our wholly-owned subsidiary, Manchester United Football Club Limited, and are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and are secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly-owned subsidiaries of Manchester United plc.

The secured term loan facility of £162,638,000 (30 June 2020: £179,593,000; 31 December 2019: £168,114,000) is stated net of unamortized issue costs amounting to £2,138,000 (30 June 2020: £2,241,000; 31 December 2019: £2,342,000). The outstanding principal amount of the secured term loan facility is $225,000,000 (30 June 2020: $225,000,000; 31 December 2019: $225,000,000). The secured term loan facility attracts interest of US dollar LIBOR plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited

(continued)

25	Borrowings (continued)

The secured term loan facility was provided to our wholly-owned subsidiary, Manchester United Football Club Limited, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and is secured against substantially all of the assets of each of those entities. These entities are wholly-owned subsidiaries of Manchester United plc.

The Group also has £60,000,000 in outstanding borrowings and £140,000,000 in borrowing capacity under our revolving facilities. The facilities terminate in 2025.

The Group has complied with all covenants under its revolving facilities, the secured term loan facility and the note purchase agreement governing the senior secured notes during the 2020 and 2019 reporting period.

26	Cash generated from/(used in) operations

	Three months ended 31 December		Six months ended 31 December
	2020 £’000	2019 £’000	2020 £’000	2019 £’000
Profit before income tax	68,171	51,745	41,096	54,274
Adjustments for:
Depreciation	3,663	3,626	7,449	7,268
Amortization	32,459	31,257	64,002	63,444
(Profit)/loss on disposal of intangible assets	(14,278)	715	(1,683)	(11,302)
Net finance income	(19,702)	(15,258)	(19,723)	(6,820)
Non-cash employee benefit expense - equity-settled share-based payments	488	227	1,753	365
Foreign exchange losses/(gains) on operating activities	50	87	1,174	(286)
Reclassified from hedging reserve	114	2,957	(412)	5,811
Changes in working capital:
Inventories	750	129	(606)	(405)
Prepayments	3,519	2,171	(9,908)	(181)
Contract assets – accrued revenue	(38,920)	(38,165)	(19,829)	(38,566)
Trade receivables	9,950	6,160	63,256	8,504
Other receivables	67	14,655	(132)	574
Contract liabilities – deferred revenue	(41,234)	(66,449)	(39,114)	(56,318)
Trade and other payables	(2,997)	(7,690)	(12,813)	(44,801)
Cash generated from/(used in) operations	2,100	(13,833)	74,510	(18,439)

Manchester United plc

Notes to the interim consolidated financial statements – unaudited

(continued)

27	Pension arrangements

The Group participates in the Football League Pension and Life Assurance Scheme (‘the Scheme’). The Scheme is a funded multi-employer defined benefit scheme, with 92 participating employers, and where members may have periods of service attributable to several participating employers. The Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. The Group is advised only of the additional contributions it is required to pay to make good the deficit. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

The last triennial actuarial valuation of the Scheme was carried out at 31 August 2017 where the total deficit on the ongoing valuation basis was £30.4 million. The accrual of benefits ceased within the Scheme on 31 August 1999, therefore there are no contributions relating to current accrual. The Group pays monthly contributions based on a notional split of the total expenses and deficit contributions of the Scheme.

The Group currently pays total contributions of £506,000 per annum and this amount will increase by 5% per annum from September 2021. Based on the existing actuarial valuation assumptions, this will be sufficient to pay off the deficit by 31 October 2023.

As of 31 December 2020, the present value of the Group’s outstanding contributions (i.e. its future liability) is £1,503,000. This amounts to £502,000 (30 June 2020: £488,000; 31 December 2019: £474,000) due within one year and £1,001,000 (30 June 2020: £1,257,000; 31 December 2019: £1,503,000) due after more than one year and is included within other payables.

Contributions are also made to defined contribution pension arrangements and are charged to the statement of profit or loss in the period in which they become payable.

Manchester United plc
Notes to the interim consolidated financial statements – unaudited
(continued)

28	Financial risk management

28.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, and cash flow and fair value interest rate risk), credit risk, and liquidity risk.

The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, they should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2020, as filed with the Securities and Exchange Commission on 23 October 2020, in the Company’s Annual Report on Form 20-F.

There have been no changes in risk management since the previous financial year end or in any risk management policies except as described below.

Cash flow risk

Foreign exchange gains or losses arising on re-translation of our unhedged US dollar borrowings are recognized in the statement of profit or loss immediately and are subject to UK Corporation tax. From time to time, we may use foreign currency options to manage the unfavourable impact foreign exchange volatility may have on our cash flows.

28.2	Hedging activities

The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group’s US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. commercial revenue), as the underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between January 2021 to June 2025. The foreign exchange gains or losses arising on re-translation of the Group’s unhedged US dollar borrowings are recognized in the statement of profit or loss immediately (within net finance costs). The table below details the net borrowings being hedged at the balance sheet date:

	31 December 2020 $’000	30 June 2020 $’000	31 December 2019 $’000
USD borrowings	650,000	650,000	650,000
Hedged USD cash	(2,434)	(3,025)	(58,892)
Net USD debt	647,566	646,975	591,108
Hedged future USD revenues (1)	(63,720)	(177,524)	(199,137)
Unhedged USD borrowings	583,846	469,451	391,971
Closing USD exchange rate ($: £)	1.3655	1.2374	1.3200

Manchester United plc
Notes to the interim consolidated financial statements – unaudited
(continued)

28	Financial risk management (continued)

28.2	Hedging activities (continued)

(1) The hedged future revenues as at 30 June 2020 and 31 December 2019 include a forecast transaction to which hedge accounting was applied, which no longer meets the hedge accounting criteria due to a change in denomination of the contract currency.

The Group hedges its cash flow interest rate risk where considered appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. The effective portion of changes in the fair value of the interest rate swap is initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. net finance costs), as the underlying interest payments, which given the term of the swap will be between January 2021 to June 2024. The following table details the interest rate swaps at the reporting date that are used to hedge borrowings:

	31 December 2020	30 June 2020	31 December 2019
Principal value of loan outstanding ($‘000)	150,000	150,000	150,000
Rate received	1 month $ LIBOR	1 month $ LIBOR	1 month $ LIBOR
Rate paid	Fixed 2.032%	Fixed 2.032%	Fixed 2.032%
Expiry date	30 June 2024	30 June 2024	30 June 2024

As of 31 December 2020 the fair value of the above interest rate swap was a liability of £7,121,000 (30 June 2020: liability of £9,136,000; 31 December 2019: liability of £2,317,000).

The Group also seeks to hedge the majority of the foreign exchange risk on revenue arising as a result of participation in UEFA club competitions, either by using contracted future foreign exchange expenses (including player transfer fee commitments) or by placing forward foreign exchange contracts, at the point at which it becomes reasonably certain that it will receive the revenue. The Group also seeks to hedge the foreign exchange risk on other contracted future foreign exchange expenses using available foreign exchange cash balances and forward foreign exchange contracts.

Manchester United plc
Notes to the interim consolidated financial statements – unaudited
(continued)

29	Contingent liabilities and contingent assets

29.1	Contingent liabilities

The Group had contingent liabilities at 31 December 2020 in respect of:

(i)	Transfer fees

Under the terms of certain contracts with other football clubs and agents in respect of player transfers, additional amounts, in excess of the amounts included in the cost of registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognized within the cost of registrations when the Group considers that it is probable that the condition related to the payment will be achieved. The maximum additional amounts that could be payable is £85,960,000 (30 June 2020: £79,021,000; 31 December 2019: £60,211,000). No material adjustment was required to the amounts included in the cost of registrations during the period (2019: no material adjustments) and consequently there was no material impact on the amortization of registration charges in the statement of profit or loss (2019: no material impact). As of 31 December 2020, the potential amount payable by type of condition and category of player was:

Type of condition	First team squad £’000	Other £’000	Total £’000
MUFC appearances/team success/new contract	26,956	12,888	39,844
International appearances	11,606	47	11,653
Other	33,650	813	34,463
	72,212	13,748	85,960

(ii)	Tax matters

We are currently in active discussions with UK tax authorities over a number of tax areas in relation to arrangements with players and players' representatives. It is possible that in the future, as a result of discussions between the Group and UK tax authorities, as well as discussions UK tax authorities are holding with other stakeholders within the football industry, interpretations of applicable rules will be challenged, which could result in liabilities in relation to these matters. The information usually required by IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, is not disclosed on the grounds that it is not practicable to be disclosed.

29.2	Contingent assets

(i)	Transfer fees

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 31 December 2020, the amount of such receipt considered to be probable was £1,314,000 (30 June 2020: £4,026,000; 31 December 2019: £4,046,000).

Manchester United plc
Notes to the interim consolidated financial statements – unaudited
(continued)

30	Commitments

30.1	Capital commitments

As at 31 December 2020, the Group had contracted capital expenditure relating to property, plant and equipment amounting to £242,000 (30 June 2020: £972,000; 31 December 2019: £4,523,000) and to other intangible assets amounting to £452,000 (30 June 2020: £405,000; 31 December 2019: £280,000). The Group also had contracted capital expenditure in relation to registrations, for which the contracted amounts are reflected within note 31.2. These amounts are not recognized as liabilities.

30.2	Non-cancellable operating leases

The Group leases various offices and equipment under non-cancellable operating lease agreements. The leases have varying terms and renewal rights. On renewal, the terms of the leases are renegotiated. The Group recognizes right-of-use assets for these leases, except for short-term and low value leases.

The Group also leases out its investment property.

31	Events occurring after the reporting period

31.1	Dividends

An interim dividend of $14,665,000 (equivalent to $0.09 per share), the pounds sterling equivalent of which was £10,718,000, was paid on 7 January 2021.

31.2	Registrations

The playing registrations of certain footballers have been disposed of, subsequent to 31 December 2020, for total proceeds, net of associated costs, of £1,113,000. The associated net book value was £609,000.

Subsequent to 31 December 2020 the playing registrations of certain players were acquired or extended for a total consideration, including associated costs, of £24,007,000. Payments are due within the next 5 years.

31.3	Financial Covenants

On 4 March 2021, the Group proactively negotiated amendments with lenders of the Note Purchase Agreement, Secured term loan and Revolving facilities. The amendment agreements cover the period 31 March 2021 to 30 September 2022 inclusive and protect the Group from further, material COVID-19 related disruption events.

The amendments provide the Group with the flexibility to reduce the financial maintenance covenant (EBITDA of not less than £65 million in a 12-month testing period) to £25 million, in the event of a subsequent curtailment of football competitions and/or a prolonged inability to operate the stadium at full fan capacity.

The Group retains the ability to revoke the amendments prior to 30 September 2022.

32	Related party transactions

Trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 7.75% of our issued and outstanding Class A ordinary shares and all of our issued and outstanding Class B ordinary shares, representing 97.19% of the voting power of our outstanding capital stock.

Manchester United plc
Notes to the interim consolidated financial statements – unaudited
(continued)

33	Subsidiaries

The following companies are the subsidiary undertakings of the Company as of 31 December 2020:

Subsidiaries	Principal activity	% of ownership interest
Red Football Finance Limited*	Finance company	100
Red Football Holdings Limited*	Holding company	100
Red Football Shareholder Limited	Holding company	100
Red Football Joint Venture Limited	Holding company	100
Red Football Limited	Holding company	100
Red Football Junior Limited	Holding company	100
Manchester United Limited	Holding company	100
Alderley Urban Investments Limited	Property investment	100
Manchester United Football Club Limited	Professional football club	100
Manchester United Women’s Football Club Limited	Professional football club	100
Manchester United Interactive Limited	Dormant company	100
MU 099 Limited	Dormant company	100
MU Commercial Holdings Limited	Holding company	100
MU Commercial Holdings Junior Limited	Holding company	100
MU Finance Limited	Dormant company	100
MU RAML Limited	Retail and licensing company	100
MUTV Limited	Media company	100
RAML USA LLC	Retail company	100

* Direct investment of Manchester United plc, others are held by subsidiary undertakings.

All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands and RAML USA LLC which is incorporated in the United States.